------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  1  OF  17  PAGES
------------------------                                 -----------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                   Yahoo! Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.00017 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   984332-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                RONALD FISHER                   STEPHEN A. GRANT, ESQ.
            SOFTBANK HOLDINGS INC.                SULLIVAN & CROMWELL
          10 LANGLEY ROAD, SUITE 403               125 BROAD STREET
           NEWTON CENTER, MA 02159                NEW YORK, NY 10004
                (617) 928-9300                      (212) 558-4000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 16, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  2  OF  17  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    SOFTBANK America Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               56,265,128
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  56,265,128
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    56,265,128
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  3  OF  17  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               56,265,128
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  56,265,128
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    56,265,128
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  4  OF  17  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SOFTBANK Corp.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               56,370,628
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  56,370,628
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    56,370,628
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      HC, CO
--------------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO.  984332-10-6                 13D               PAGE  5  OF  17  PAGES
------------------------                                 -----------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Masayoshi Son
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
--------------------------------------------------------------------------------
           NUMBER OF          7   SOLE VOTING POWER

             SHARES               56,370,628
                              --------------------------------------------------
          BENEFICIALLY        8   SHARED VOTING POWER

            OWNED BY          --------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
              EACH
                                  56,370,628
           REPORTING          --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
          PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    56,370,628
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                      IN
--------------------------------------------------------------------------------

CUSIP NO.  984332-10-6                                   PAGE  6  OF  17  PAGES


         Mr. Masayoshi Son, a Japanese citizen, SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), and SOFTBANK America Inc., a Delaware corporation ("SB America" and, together with Mr. Son, SOFTBANK and SBH, the "Reporting Persons"), hereby amend and restate the report on Schedule 13D filed July 27, 1998 (the "Original 13D"), as amended on January 12, 1999 and February 17, 1999, with respect to the Common Stock, par value $0.00017 per share (the "Common Stock"), of Yahoo! Inc., a California corporation (the "Issuer"), beneficially owned by them.

Item 1.  Security and Issuer.
         -------------------

         This amendment to and restatement of Schedule 13D (this "Statement") relates to the Common Stock. The principal executive offices of the Issuer are located at 3420 Central Expressway, Suite 201, Santa Clara, California 95051.

Item 2.  Identity and Background.
         ------------------------

         SB America, a Delaware corporation, is a wholly owned subsidiary of SBH, a Delaware corporation. SBH is a wholly owned subsidiary of SOFTBANK, a Japanese corporation. As of December 31, 1998, Mr. Son, a Japanese citizen, owned, directly or indirectly, an approximate 43.3% interest in SOFTBANK.

         Mr. Son's principal occupation is president and chief executive officer of SOFTBANK and his business address is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines. The principal business of SBH and SB America is to serve as holding companies for operations and investments of SOFTBANK.

         None of the Reporting Persons, nor, to their best knowledge and belief, any of their respective executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Annexes A-1, A-2 and A-3 hereto set forth the business address of SB America, SBH and SOFTBANK, respectively, and with respect to each executive officer

CUSIP NO.  984332-10-6                                   PAGE  7  OF  17  PAGES


and director of SB America, SBH and SOFTBANK, respectively, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         After conversion of SBH's preferred stock upon completion of the Issuer's initial public offering of securities pursuant to an effective registration statement and prospectus dated April 12, 1996, SBH held 9,515,228 shares of Common Stock. After a 3-for-2 stock split effective August 11, 1997, SBH held 14,272,842 shares of Common Stock.

         On December 31, 1997, SBH entered into a Stock Purchase Agreement with GeoCities Inc., a California corporation ("GeoCities"), the Issuer and Sellers (as defined therein) (the "GeoCities Stock Purchase Agreement") which was filed as an exhibit to the Registration Statement on Form S-1 dated July 21, 1998 filed by GeoCities. The GeoCities Stock Purchase Agreement is incorporated by reference into this Item 3. Pursuant to the GeoCities Stock Purchase Agreement, SBH exchanged 350,000 shares of Common Stock for 600,000 shares of common stock, par value $0.0005 per share, of GeoCities. Pursuant to a Registration Statement on Form S-3 dated January 8, 1998, SBH sold 150,000 shares of Common Stock on January 21, 1998 and 320,000 shares of Common Stock on January 26, 1998 to fund second and third purchases of GeoCities common stock.

         On July 7, 1998, pursuant to a Stock Purchase Agreement dated as of even date therewith between the Issuer and SBH, SBH purchased 1,363,440 shares of Common Stock for approximately $250 million. SBH used its net working capital to fund this acquisition. After a 2-for-1 stock split effective July 31, 1998, SBH owned 29,632,564 shares of Common Stock.

         On October 20, 1998 the Issuer merged with Yoyodyne Entertainment Inc., a Delaware corporation ("Yoyodyne") pursuant to an Agreement and Plan of Merger dated as of October 9, 1998. SOFTBANK Ventures, Inc., a Japanese corporation ("SVI") all of the stock of which is owned by SOFTBANK, owned 1,306,000.8 shares of Yoyodyne class A preferred stock and warrants to purchase 218,117 shares of Yoyodyne common stock. In connection with the merger, SVI received, in exchange for its Yoyodyne stock, a total of 45,751 shares of Common Stock and warrants expiring September 30, 2007 to purchase 6,999 shares of Common Stock at $0.31 per share. SVI acquired these shares and warrants as the "operating principal" under a "silent partnership

CUSIP NO.  984332-10-6                                   PAGE  8  OF  17  PAGES


agreement" (a so-called tokumei kumiai keiyaku) under Japanese law. SOFTBANK as owner of SVI has voting power and dispositive power over the securities owned by SVI.

         On December 31, 1998, pursuant to a subscription agreement, SBH contributed, among other things, 29,632,564 shares of Common Stock to SB America.

         On February 5, 1999, the Issuer effected a two-for-one stock split pursuant to which SB America and SVI received one additional share of Common Stock for each share held on the record date of January 22, 1999.

         On February 16, 1999, SB America sold 1,282,889 shares of Common Stock through Goldman, Sachs & Co., who acted on an agency basis for the account of SB America, in brokers' transactions at various market prices for aggregate gross proceeds (before deduction of brokers' commissions) of approximately $183,438,000. In addition, SB America sold 1,717,111 shares to Goldman, Sachs & Co. in a block trade sale at $134 per share.

         On March 4, 1999, SVI exercised the warrants and received 13,998 shares of Common Stock for $2,169.69, increasing its holdings to 105,500 shares of Common Stock. SVI used its own funds for this purpose.

         Except as described above, none of the persons listed in the Annexes hereto contributed any funds or other consideration towards the purchase of the Common Stock.

Item 4.  Purpose of the Transaction.
         ---------------------------

         Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended (the "Securities Act"), and the contractual restrictions described in
Item 6. To the knowledge of each Reporting Person, each of the persons listed on Annex A-1, Annex A-2 and A-3 hereto may make the same evaluation and reserves the same rights.

CUSIP NO.  984332-10-6                                   PAGE  9  OF  17  PAGES


         As of the date of the filing of this statement, none of the Reporting Persons, nor, to their best knowledge and belief, any of their respective executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         The percentage interest held by each Reporting Person presented below is based on the number of shares of Common Stock reported to be outstanding as of February 15, 1999 communicated to the Reporting Persons by the Issuer (the "Outstanding Shares").

         As of the date of the filing of this Statement, SB America beneficially owns, and SBH, SOFTBANK and Mr. Son may be deemed to beneficially own through SB America, 56,265,128 shares of Common Stock, representing approximately 28.1% of the outstanding Common Stock. In addition, SVI may be regarded as beneficially owning the 105,500 shares of Common Stock owned by the silent partnership in that it has voting power and investment power over these shares, and SOFTBANK and Mr. Son may be deemed to beneficially own these securities indirectly by virtue of his indirect ownership of SVI. Mr. Son's total beneficial ownership represents approximately 28.1% of the outstanding Common Stock.

         Except as described in this Statement, neither SVI nor any of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of their respective executive officers or directors beneficially owns any other Common Stock or securities convertible into Common Stock.

         Each Reporting Person may be regarded as having the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 6 above.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------------------------------------------------------------

         Pursuant to a Standstill and Voting Agreement dated as of March 12, 1996, between the Issuer and SBH, which is filed as an exhibit to this Statement and incorporated by reference into this Item 6, SBH is prohibited from purchasing additional shares of the Issuer's capital stock without the written consent of a majority of the Issuer's Board of Directors if such purchase would result in SBH owning more than 35% of the Issuer's capital stock (assuming the exercise of all outstanding options and

CUSIP NO.  984332-10-6                                  PAGE  10  OF  17  PAGES


warrants to purchase capital stock). The restrictions terminate on March 12, 2001 or earlier in the event that the Issuer's founders, David Filo and Jerry Yang, own beneficially less than 2,500,000 shares of the Issuer's Common Stock, in the aggregate. Also, SBH's maximum permitted percentage ownership increases to 49.5% of the Issuer's capital stock (excluding options and warrant to purchase capital stock) in the event that Messrs. Filo and Yang beneficially own in the aggregate less than 4,000,000 shares of Common Stock. The agreements also prohibit SBH from disposing of shares representing more than 5% of the Issuer's capital stock without approval of the Issuer's Board of Directors (other than in public market sales under Rule 144 or pursuant to a registration statement filed by the Issuer).

         The Purchasers (including, as defined therein, SBH) and the Issuer entered into a Second Amended and Restated Investor Rights Agreement, dated as of March 12, 1996 (the "Investor Rights Agreement"), which is filed as an exhibit to this Statement and incorporated by reference into this Item 6. The Investor Rights Agreement provides SBH with the right to require the Issuer to register any or all of the Common Stock held by it in a public offering pursuant to the Securities Act. Such registration is subject to the right of the Issuer to delay any exercise by SBH of this right for a period of up to 180 days if, in the Issuer's judgment, the Issuer or any financing, acquisition, corporate reorganization or other material transaction by the Issuer or any of its subsidiaries then being conducted or about to be conducted would be adversely affected. Pursuant to the Investor Rights Agreement, SBH also has the right to "piggyback" or include its Common Stock in any registration of Common Stock made by the Issuer.

         The Amendment to Second Amended and Restated Investor Rights Agreement dated July 7, 1998 among the Issuer and the Purchasers (including, as defined therein, SBH), which is filed as an exhibit to this Statement and incorporated by reference into this Item 6, specifically included in the rights granted to SBH under the Investor Rights Agreement the shares purchased pursuant to the Stock Purchase Agreement dated July 7, 1998 between the Issuer and SBH which was filed as an exhibit to the Original Schedule 13D and is incorporated by reference into this Item 6.

         In a Subscription Agreement, dated December 31, 1998, between SBH and SB America, which is filed as an exhibit to this Statement and incorporated by reference into this Item 6, SBH subscribed to 100 shares of Common Stock of SB America for a purchase price of $10 per share. As an additional contribution to capital, SBH assigned and transferred to SB America all of its right, title and interest in, inter alia, the Common Stock, free and clear of all liens, encumbrances, equities or claims.

         The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete

CUSIP NO.  984332-10-6                                  PAGE  11  OF  17  PAGES


texts of such agreements and documents filed as exhibits hereto and incorporated herein by reference.

         Except as described in this Statement or in the exhibits hereto, none of the Reporting Persons nor, to their best knowledge and belief, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.
         ---------------------------------

1. Second Amended and Restated Investor Rights Agreement, dated as of March 12, 1996, among Yahoo! Inc., and the Purchasers (as defined therein) (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

2. Stock Purchase Agreement, dated July 7, 1998 between the Issuer and SOFTBANK Holdings, Inc. (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

3. Form 10-Q of Yahoo! Inc. filed on July 17, 1998 (incorporated by reference to Exhibit 3 to the Original Schedule 13D).

4. Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 7, 1998, between Yahoo! Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 4 to the Original Schedule
      13D).

5. Subscription agreement by SOFTBANK Holdings Inc. to SOFTBANK America Inc. dated December 31, 1998 (incorporated by reference to Exhibit 5 to the Original Schedule 13D).

6. Joint Filing Agreement (incorporated by reference to Exhibit 6 to the Original Schedule 13D).

7. Stock Purchase Agreement, dated as of December 31, 1997, among GeoCities, the Issuer and SBH and Sellers (as defined therein) (incorporated by reference to Exhibit 10.24 to the Form S-1 dated July 21, 1998 filed by GeoCities).

8. Agreement and Plan of Merger dated as of October 9, 1998, among the Issuer, YO Acquisition Corp. and Yoyodyne (incorporated by reference to
      Exhibit 8 to the Original Schedule 13D).

CUSIP NO.  984332-10-6                                  PAGE  12  OF  17  PAGES


9. Standstill and Voting Agreement dated as of March 12, 1996, between the Issuer and SBH (incorporated by reference to Exhibit 9 to the Original
      Schedule 13D).

10. Power of Attorney (incorporated by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SVI on February 18, 1998 with respect to Concentric Network Corporation).

CUSIP NO.  984332-10-6                                  PAGE  13  OF  17  PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1999

                                    SOFTBANK AMERICA INC.


                                    By: /s/ Stephen A. Grant
                                       ----------------------
                                          Assistant Secretary


                                    SOFTBANK HOLDINGS INC.


                                    By: /s/ Stephen A. Grant
                                       ----------------------
                                          Secretary


                                    SOFTBANK CORP.


                                    By: /s/ Stephen A. Grant
                                       ----------------------
                                          Attorney-in-fact


                                    MASAYOSHI SON


                                    By: /s/ Stephen A. Grant
                                       ----------------------
                                          Attorney-in-fact

CUSIP NO.  984332-10-6                                  PAGE  14  OF  17  PAGES




                                    ANNEX A-1
                                    ---------

The name, position and present principal occupation of each director and executive officer of SOFTBANK America Inc. are set forth below.

The business address for SB America and the executive officers and directors listed below is SOFTBANK America Inc., 300 Delaware Avenue, Suite 900, Wilmington, DE 19801.

All executive officers and directors listed below are United States citizens, except Mr. Son, Hitoshi Hasegawa and Yoshitaka Kitao, who are citizens of Japan.


Name               Position                 Present Principal Occupation
-----------------  -----------------------  ------------------------------------

Masayoshi Son      Chairman and Director    President and Chief Executive
                                            Officer of SOFTBANK Corp.

Yoshitaka Kitao    Director                 Executive Vice President and
                                            Chief Financial Officer of
                                            SOFTBANK Corp.

Ronald Fisher      Vice Chairman and        Vice Chairman of SOFTBANK
                   Director                 Holdings Inc.

Steven Murray      Treasurer                Controller of SOFTBANK
                                            Holdings Inc.

Hitoshi Hasegawa   Secretary                General Counsel of SOFTBANK
                                            Corp.

CUSIP NO.  984332-10-6                                  PAGE  15  OF  17  PAGES




                                    ANNEX A-2
                                    ---------

The name, position and present principal occupation of each director and executive officer of SOFTBANK Holdings Inc. are set forth below.

The business address of SOFTBANK Holdings Inc. and the executive officers and directors listed below is SOFTBANK Holdings., 10 Langley Road, Suite 403, Newton Center, MA 02159. The principal business addresses of STV IV LLC, Ziff-Davis, Inc. and Sullivan & Cromwell are: STV IV LLC, 333 W. San Carlos Street, Suite 1225, San Jose, CA 95110; Ziff-Davis Inc., One Park Avenue, New York, New York 10016; and Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

All executive officers and directors listed below are United States citizens, except Mr. Son and Yoshitaka Kitao, who are citizens of Japan.


Name               Position                 Present Principal Occupation
-----------------  -----------------------  ------------------------------------

Masayoshi Son      Chairman and Director    President and Chief Executive
                                            Officer of SOFTBANK Corp.

Yoshitaka Kitao    Director                 Executive Vice President and
                                            Chief Financial Officer of
                                            SOFTBANK Corp.

Ronald Fisher      Vice Chairman and        Vice Chairman of SOFTBANK
                   Director                 Holdings Inc.

Gary Reischel      Senior Vice President    Executive Managing Director,
                                            STV IV LLC

Stephen A. Grant   Secretary                Partner, Sullivan & Cromwell

Thomas L. Wright   Vice President and       Treasurer of Ziff-Davis Inc.
                   Treasurer

Louis DeMarco      Vice President - Tax     Vice President - Tax

Charles R. Lax     Vice President           Managing Director, STV IV LLC

CUSIP NO.  984332-10-6                                  PAGE  16  OF  17  PAGES




                                    ANNEX A-3
                                    ---------

The name, position and present principal occupation of each director and executive officer of SOFTBANK Corp. are set forth below.

The business address of SOFTBANK Corp. and the executive officers and directors listed below is SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. The addresses of PASONA SOFTBANK Inc., Yahoo Japan Corporation and Heiwa Corporation are: PASONA SOFTBANK Inc., Shinjuku Mines Tower 28F, 2-1-1 Yoyogi, Sibuyaku-ku, Tokyo 151-8517; Yahoo Japan Corporation, 3-42-3, Nihonbashi-Hamcho, Chuo-ku, Tokyo 103 Japan; and Heiwa Corporation, 2-3014-8 Hirosawa-cho, Kiryu, Gunma 376, Japan.

All executive officers and directors listed below are Japanese citizens, except Ronald Fisher and Eric Hippeau, who are citizens of the United States.


Name                Position                     Present Principal Occupation
------------------  ---------------------------  -------------------------------

Masayoshi Son       President, Chief Executive   President and Chief Executive
                    Officer and Director         Officer of SOFTBANK Corp.
Yoshitaka Kitao     Executive Vice President,    Executive Vice President and
                    Chief Financial Officer and  Chief Financial Officer of
                    Director                     SOFTBANK Corp.
Ken Miyauchi        Executive Vice President,    Executive Vice President,
                    Software & Network           Software & Network Products
                    Products Division and        Division of SOFTBANK Corp.
                    Director
Makoto Okazaki      Executive Vice President,    Executive Vice President,
                    Publishing Division and      Publishing Division of
                    Director                     SOFTBANK Corp.
Norikazu Ishikawa   Executive Vice President,    Executive Vice President, Human
                    Human Resources &            Resources & General Affairs
                    General Affairs Division     Division of SOFTBANK Corp.
                    and Director





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CUSIP NO.  984332-10-6                                  PAGE  17  OF  17  PAGES


Name                Position                     Present Principal Occupation
------------------  ---------------------------  -------------------------------

Takashi Eguchi      Director                     President, Chief Executive
                                                 Officer of PASONA SOFTBANK Inc.

Masahiro Inoue      Director                     President, Chief Executive
                                                 Officer of Yahoo Japan
                                                 Corporation

Ronald Fisher       Director                     Vice Chairman of SOFTBANK
                                                 Holdings Inc.

Eric Hippeau        Director                     Chairman and Chief Executive
                                                 Officer, Ziff-Davis Inc.

Mitsuo Sano         Full-Time                    Full-Time Corporate Auditor of
                    CorporateAuditor             SOFTBANK Corp.

Katsura Sato        Corporate Auditor            Corporate Auditor of
                                                 SOFTBANK Corp.

Saburo Kobayashi    Corporate Auditor            Full-Time Corporate Auditor of
                                                 Heiwa Corporation

Hidekazu Kubokawa   Corporate Auditor            Certified Public Accountant,
                                                 Licensed Tax Accountant